PANACOS PHARMACEUTICALS, INC. LETTERHEAD

December 18, 2006

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

VIA EDGAR AND FEDERAL EXPRESS

Re:	Panacos Pharmaceuticals, Inc. Form 10-K for the Fiscal Year Ended December 31, 2005 Filed March 31, 2006 Form 10-Q for the Period Ended September 30, 2006 Filed November 9, 2006 File No. 000-24241

Dear Mr. Rosenberg:

Panacos Pharmaceuticals, Inc. (the “Company”) hereby responds to the Staff’s comments as set forth in your letter dated December 1, 2006. The comments in the letter are reproduced below in italics, together with our responses thereto in plain text.

Form 10-K - December 31, 2005

Notes to Consolidated Financial Statements, page 51

4. Preferred Stock and Stockholder’s Equity (Deficit), Page 58

Redeemable Preferred Stock, page 59

1.	Comment:

Please explain to us how you determined the conversion price associated with these shares when they were converted at the time of the acquisition. Please include a discussion of the accounting treatment that was determined related to these conversions that is linked to the accounting literature that supports this treatment.

Response:

On June 2, 2004, Panacos Pharmaceuticals, Inc., a private company, (“Panacos”) and V.I. Technologies, Inc., a public company located in Watertown, MA, (“Vitex”) entered into a definitive merger agreement. The agreement was subsequently amended four times on November 5, 2004, November 28, 2004, December 8, 2004 and February 15, 2005. The merger of Panacos and Vitex was completed on March 11, 2005.

December 18, 2006

The transaction was accounted for as a purchase business combination per the requirements of SFAS No. 141, Business Combinations. Under the terms of the transaction, Vitex issued 22.7 million shares of its common stock in exchange for all of Panacos’ 2.2 million shares of outstanding common stock and 31.5 million shares of outstanding preferred stock. Panacos’ preferred stock was convertible into Panacos common stock on a one-for-one basis. In the merger, each share of Panacos common stock and preferred stock was converted at an exchange ratio of 0.675275 (taking into account the 1-for-10 reverse stock split of the Vitex common stock that occurred on March 14, 2005) into Vitex common stock. This exchange ratio was determined as a result of negotiations between Vitex and Panacos as part of the merger and was calculated in order to result in approximately 80% of the combined company being held by former Panacos shareholders immediately post-merger.

6. Potential Stock Compensation Charges, page 60

2.	Comment: Please provide to us a more detailed discussion in disclosure type format of the changes that you made to the vesting terms. Also explain to us why you are unable to make an appropriate estimate of the number of these options that will actually be exercised that may not have been exercised otherwise. Both paragraph 36 and Illustration 3(a) of FIN 44 appear to indicate that a company should be able to make this estimate.

Response:

As part of the merger agreement between Panacos and Vitex that was closed on March 11, 2005, vesting was accelerated for 57.29% of the then unvested Panacos employee stock options. While this acceleration of unvested stock options is covered under paragraph 36 of FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation”, and a modification had occurred, we estimated at the time of the merger that, for the relevant remaining vesting period of the options, employee turnover would be zero and the accelerated stock options would not otherwise have expired unexercisable. We further estimated that the accelerated stock options would have vested under the original terms of the awards for all of the affected employees.

Our estimate of a zero employee turnover rate at the time of the merger was based on our review of historical employee turnover experience, an expectation of no turnover for the future and the relatively small number of affected employees within the company (approximately 30 employees). Prior to the merger in March 2005, Panacos had experienced an extremely low turnover of its employees. During the three-year period prior to the merger, only one Panacos employee resigned, with unvested options at the time of termination representing 0.1% of the total unvested options of Panacos at the time of the merger. At the time of the merger, management believed that continued scientific and investor interest in Panacos’ product under development would make it unlikely that employee turnover would increase in the future. Subsequent to the merger, a charge of $25,000 was recorded due to the termination of one employee during the three months ended September 30, 2005 and a charge of $2.2 million was recorded due to the departure of a member of senior management during the three months ended December 31, 2005. Due to the planned adoption of SFAS No. 123(R) in fiscal year 2006, the remaining potential charge was eliminated after December 31, 2005.

December 18, 2006

Form 10-Q - September 30, 2006

2. Summary of Significant Accounting Policies, page 7

Stock-based Compensation, page 8

3.	Comment:

You recorded a significant charge in connection with the accelerated vesting of certain shares of your former CEO. Please explain to us how you accounted for this acceleration under SFAS 123(R) prior to this acceleration. Include a discussion of the impact that the acceleration had when it took place. Include any references to the specific paragraphs upon which you relied in making this accounting determination.

Response:

On June 14, 2006, the Company’s President and CEO, Samuel K. Ackerman, M.D., passed away. In accordance with Dr. Ackerman’s pre-existing employment agreement dated May 9, 2005, which provided for acceleration of all his stock options upon death, Dr. Ackerman’s unvested stock options automatically became vested and exercisable upon his death. As a result, the Company recognized a charge of $5.4 million for the remaining unrecognized compensation costs associated with the accelerated vesting of these unvested stock options during the second quarter of 2006.

Guidance and support for our accounting position is provided in Appendix E of SFAS No. 123(R), Accounting for Stock-Based Compensation, which states that a condition that results in the acceleration of vesting in the event of an employee’s death, disability or termination without cause is considered a Service Condition. As such, the acceleration of stock options vesting upon Dr. Ackerman’s death would not be considered a modification of terms, as defined in paragraph 51 of SFAS No. 123(R), because the service condition of the original award, covered by Dr. Ackerman’s employment agreement, would have been met. Therefore, on June 14, 2006, we accelerated the recognition of the remaining unrecognized stock compensation expense, as calculated at the original date of grant of the awards.

In addition to the foregoing the Company acknowledges that:

-	the Company is responsible for the adequacy and accuracy of its disclosures in its filings with the Securities and Exchange Commission;

-	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

-	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

December 18, 2006

We hope that the above responses will be acceptable to the Staff. If you have any questions or comments regarding the information in this letter, kindly contact the undersigned at 617-779-5500. Thank you for your time and attention.

Very truly yours,

//s// Peyton J. Marshall

Peyton J. Marshall

Executive Vice President,

Chief Financial Officer and

Acting Chief Executive Office